VIA EDGAR

Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549


Re:    MakeMyTrip Limited ("MMYT")

To Whom It May Concern:

On behalf of Brown Advisory Incorporated and certain of its affiliates, enclosed please find Schedule 13G filed in respect of MMYT.

Please feel free to contact me at (443) 873-5209.

I can also be reached by e-mail at jcoleman@brownadvisory.com.


Very truly yours,

/s/ Julie Coleman